Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

TRANSCRIPT OF AN INTERVIEW WITH HANNAH YULO-LUCCINI, CEO OF HOTEL101 GLOBAL PTE. LTD. ON CNBC ON APRIL 10, 2024

HOTEL101 GLOBAL CEO ON THE UPCOMING SPAC MERGER AND U.S. LISTING PLANS

Hannah Yulo-Luccini (Hannah): Why now is really, you know, amazing travel rebound, tourism prospects, it is a wonderful time for hospitality companies to seek access to public markets and that is exactly what we are doing. Being technology driven, NASDAQ being the natural home for technology companies especially with our aspiration for ninety per cent of the business to be a global expansion, it just seemed like the ideal place to list.

Interviewer: You have ambitious expansion plans. You are going to be in Niseko, Madrid and Los-Angeles. Which of these properties will be opening up first and I am curious to know with your income model, how many of those rooms have you sold so far in that first market?

Hannah: Madrid will definitely be opening first because Niseko we have to stop construction during the snow-times, but both properties have very strong demand and we are looking forward to opening them and showing the world that the business model can work in every corner of the world which is why we decided to have our expansion plans in Spain, Japan, as well as the U.S.

Interviewer: I am seeing these crazy numbers, you want to be in as many as one hundred countries, but twenty-five countries to start in some key markets, places like Japan, Spain, the United Kingdom, the UAE, India, China. What would be your priority markets first?

Hannah: It would really depend on the availability of prime land because all of our hotels are built from the ground up, specifically for a hospitality purpose. We build large-scale hotels. On average we have about five hundred rooms. This allows us to make that standard one room unit even more efficient in a larger scale platform being professionally managed and being able to offer amenities you won’t typically find in a three-star hotel such as pools, gyms, all day dining, things like that.

Interviewer: With your massive, extensive, intensive expansion plans, this is capital intensive, so will there be a need to raise more money and how big is your treasure chest right now?

Hannah: Well, the good thing about it being an asset-light platform, having being able to generate revenues twice, initially during the construction phase and then on a long-term basis we have a long-term management contract with our unit owners. The good thing about it is that we are able to recycle capital much faster than traditional hotel developers. And so in this sense, if we do raise capital at the appropriate time given market conditions, it would be really to accelerate our growth plans.

Hotel101’s “Asset Light” Business Model:

Interviewer: So you have the one standardized room called the Happy Room. Is it really a one-room-fits-all? Who is your target customer?

Hannah: So, I think the opportunity that we really see in the hospitality space today, especially in this value-segment is that of standardization. Like if you were to take a step back and close your eyes and thought what is a standard three-star hotel room? That picture wouldn’t be there because it doesn’t exist today and that is really our goal. So, it’s like a one-room-fits-all for a lot in that value segment because it fits three people, it has a kitchenette, so it is good for long-staying guests. Everything that is inside the room has a purpose to be there so its very, very functional. We have added connecting doors recently for families. It is good for business travelers as well.

Hotel101’s “Happy Room” Concept:

Interviewer: Its very interesting, in my reading I saw that you said that eventually you see the rooms just like one iconic hamburger in a global fast-food chain. The prices may change, but the burger doesn’t change.

Hannah: The burger does not change and obviously we are very fortunate to have the guidance of the two visionaries behind DoubleDragon coming from the fast-food space and the success that they’ve had managing publicly listed companies in the last few decades operating in multiple jurisdictions. I guess you could think of it as like a “fast-foodized” version of the three-star hotel room and that model has worked in many industries. I mean, if you take a step back, you look at the entire budget airline industry, the entire industry, no matter which company, sells exactly the same thing which is the economy seat, they just changed the seat cover, but it brings unbeatable efficiency, standardization.